UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MEDXLINK CORP.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

58509 P 108

(CUSIP Number)

J. Chris Boswell

808 Travis Street, Suite 850

Houston, Texas 77002

(713) 223-3031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509 P 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ProDril Partners L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,740,000 shares of common stock

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 7,740,000 shares of common stock

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,740,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Prentis B. Tomlinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,079,055 shares of common stock

	8.	Shared Voting Power 6,880,860 shares of common stock

	9.	Sole Dispositive Power 1,079,055 shares of common stock

	10.	Shared Dispositive Power 6,880,860 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,959,915 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 51.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Schiller, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000 shares of common stock

	8.	Shared Voting Power 1,250,000 shares of common stock

	9.	Sole Dispositive Power 500,000 shares of common stock

	10.	Shared Dispositive Power 1,250,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Chris Boswell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 480,000 shares of common stock

	8.	Shared Voting Power 859,140 shares of common stock

	9.	Sole Dispositive Power 480,000 shares of common stock

	10.	Shared Dispositive Power 859,140 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,140 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas E. Hardisty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,162,000 shares of common stock

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 1,162,000 shares of common stock

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MedXLink Corp., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 808 Travis Street, Suite 850, Houston, Texas 77002.  This Statement is filed by and on behalf of each of the Reporting Persons (as defined below).

Item 2.	Identity and Background

This Schedule 13D is being filed by and on behalf of ProDril Partners L.L.C., a Texas limited liability company (“PDP”), Prentis B. Tomlinson (“Tomlinson”), J. Chris Boswell (“Boswell”), John D. Schiller, Jr. (“Schiller”) and Thomas E. Hardisty (“Hardisty”, and together with PDP, Tomlinson, Boswell and Schiller, the “Reporting Persons”).  The business address of each of the Reporting Persons is 808 Travis Street, Suite 850, Houston, Texas, 77002, which is also the address of the Issuer.

Each of Tomlinson, Boswell, Schiller and Hardisty is a citizen of the United States of America.  The current principal occupation of Tomlinson is acting as a private investor and serving as a consultant to the Issuer.  The current principal occupation of Boswell is Senior Vice President & Chief Financial Officer of the Issuer.  The current principal occupation of Schiller is interim President and Chief Executive Officer of the Issuer.  The current principal occupation of Hardisty is Senior Vice President of Corporate Development of the Issuer.  The principal business of PDP is to hold shares of Common Stock on behalf of Tomlinson, Boswell and Schiller in accordance with the Regulations of PDP.  PDP is not affiliated with PSI Distribution Incorporated (formerly known as ProDril Services, Incorporated) or ProDril Services International, Ltd.  Tomlinson, as the managing member of PDP, is authorized under the Regulations of PDP to vote and dispose of the shares of Common Stock of PDP.  Tomlinson, Boswell and Schiller, however, have a general understanding that voting and dispositive control over the shares of Common Stock owned by PDP will be exercised according to Tomlinson’s, Boswell’s and Schiller’s ownership interests in PDP.

During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (a) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (b) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 14, 2005, each of the Reporting Persons acquired shares of Common Stock in  exchange for all of his or its shares of common stock of Particle Drilling Technologies, Inc., a Delaware corporation (“PDTI”), pursuant to the terms of an Agreement and Plan of Reorganization, as amended (the “Merger Agreement”), among the Issuer, PDTI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”),  Dean Becker, PDTI, PDP and Hardisty.  Under the Merger Agreement, Merger Sub merged with and into PDTI with PDTI being the surviving corporation (the “Merger”), and each outstanding share of common stock of PDTI converted into one share of Common Stock.  In addition, each option to purchase common stock of PDTI outstanding immediately prior to the Merger was converted into an option to purchase one share of Common Stock and each warrant to purchase common stock of PDTI outstanding immediately prior to the Merger was converted into a warrant to purchase one share of Common Stock.  The other terms of the Merger are set forth in the Merger Agreement and Amendment No. 1 thereto which are incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2004 and to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2005, respectively.

In connection with the Merger, the Issuer issued 13,316,556 shares of Common Stock to holders of common stock of PDTI and reserved for issuance (1) 828,000 shares of Common Stock pursuant to outstanding warrants to purchase common stock of PDTI that were assumed by the Issuer, (2) 3,205,000 shares of Common Stock pursuant to outstanding options to purchase common stock of PDTI pursuant to the Particle Drilling, Inc. 2004 Stock Incentive Plan that were assumed by the Issuer, and (3) 3,381,538 shares of Common Stock pursuant to outstanding shares of Series A Convertible Preferred Stock of PDTI that remained outstanding following the Merger that are now convertible into Common Stock of the Issuer pursuant to the terms of the Merger Agreement and the Certificate of Designation governing the shares of Series A Convertible Preferred Stock.  In addition, 1,342,404 issued and outstanding shares of Common Stock were cancelled for no consideration in connection with the Merger.  As a result of the Merger, the Issuer has 14,866,556 shares of Common Stock issued and outstanding and an additional 7,414,538 shares of Common Stock reserved for issuance as described above.

Each of the Reporting Persons acquired beneficial ownership of their shares of Common Stock in connection with the Merger as described above.

Item 4.	Purpose of Transaction
(a) – (j): The information set forth above under “Item 3. Source and Amount of Funds or Other Consideration” is incorporated by reference herein.

Pursuant to the Merger Agreement, each of the officers of PDTI prior to the consummation of the Merger, including Schiller, Boswell and Hardisty, became the officers of the Issuer, and most of the directors of PDTI prior to the consummation of the Merger, including Schiller, Boswell, Hardisty and Tomlinson, will become directors of the Issuer, subject to compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended.  Therefore, effective as of January 14, 2005, Dean Becker, the sole director of the Issuer prior to the Merger, increased the size of the Issuer’s Board of Directors and appointed Boswell as a director of the Issuer.  Mr. Becker will resign from the Board of Directors effective as of January 25, 2005, and at that time Boswell intends to appoint six new directors to the Board of Directors of the Issuer, consisting of Tomlinson, Schiller, Hardisty, Kenneth R. LeSuer, Michael S. Mathews and Hugh A. Menown.

The Issuer will also be seeking additional board members to fill vacancies for any positions on the Board of Directors subsequently created. In their capacities as directors and/or executive officers, as the case may be, Tomlinson, Schiller, Boswell and Hardisty will likely have input on these director and board activities.

As a result of the Merger and the retention of the new management team (including Schiller, Boswell and Hardisty), the Issuer intends to focus its efforts at least in the near term on the development and commercialization of its patented Particle Impact Drilling System.

The Reporting Persons currently intend to continuously review their equity interest in the Issuer.  Depending on each Reporting Person’s individual evaluation of the Issuer’s business and prospects, and upon future developments, any of the Reporting Persons may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer.  Any such additional purchases of securities of the Issuer may be in the open market, by privately negotiated transactions, pursuant to awards under the Issuer’s equity incentive plans or otherwise.  Notwithstanding the foregoing, Tomlinson is subject to a standstill agreement with the Issuer which has the effect of restricting his ability to enter into certain business combinations with the Issuer or to exercise control over the Issuer, other than in connection with the fulfillment of his fiduciary duties as a director of the Issuer, without the approval of the Board of Directors of the Issuer until the earlier of (1) December 31, 2007 or (2) such time as Tomlinson and his affiliates own less than 5% of the voting securities of the Issuer.

The Reporting Persons currently intend to continuously review their equity interest in the Issuer.  Depending on each Reporting Person’s individual evaluation of the Issuer’s business and prospects, and upon future developments, any of the Reporting Persons may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer.  Any such additional purchases of securities of the Issuer may be in the open market, by privately negotiated transactions, pursuant to awards under the Issuer’s equity incentive plans or otherwise.  Notwithstanding the foregoing, Tomlinson is subject to a standstill agreement with the Issuer which has the effect of restricting his ability to enter into certain business combinations with the Issuer or to exercise control over the Issuer, other than in connection with the fulfillment of his fiduciary duties as a director of the Issuer, without the approval of the Board of Directors of the Issuer until the earlier of (1) December 31, 2007 or (2) such time as Tomlinson and his affiliates own less than 5% of the voting securities of the Issuer.

Except as noted in this Item 4 or in Item 6 in this Schedule, none of the Reporting Persons has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) PDP’s beneficial ownership of the Common Stock consists of 7,740,000 shares of Common Stock owned directly by PDP, representing 52.1% of the outstanding Common Stock.

Tomlinson’s beneficial ownership of the Common Stock consists of (1) 6,880,860 shares of Common Stock by virtue of Tomlinson’s interest in PDP, (2) 479,055 shares of Common Stock owned directly by Tomlinson, and (3) 600,000 shares of Common Stock that Tomlinson may acquire upon exercise of options that are currently exercisable.  The number of shares of Common Stock that Tomlinson may be deemed to beneficially own by virtue of his interest in PDP is subject to adjustment as described in the following paragraph.  Tomlinson disclaims beneficial ownership of any shares of Common Stock owned by PDP that are allocable to Boswell’s interest in PDP.  Tomlinson’s beneficial ownership of the Common Stock represents 51.5% of the Issuer’s outstanding Common Stock.

Schiller’s beneficial ownership of the Common Stock consists of (1) 1,250,000 shares of Common Stock by virtue of Schiller’s net profits interest in PDP, which could be converted at any time within 60 days of the date of this Schedule into a direct ownership interest in PDP upon the adjustment of his PDP book capital account in accordance with the Regulations of PDP, and (2) 500,000 shares of Common Stock that Schiller may acquire upon exercise of options that are currently exercisable.  In the event that Schiller’s net profits interest in PDP is converted into a direct ownership interest, Tomlinson’s interest in PDP will be reduced accordingly and, as a result, Tomlinson will be deemed to beneficially own 5,630,860 shares of Common Stock by virtue of his interest in PDP rather than the 6,880,860 shares of Common Stock described in the preceding paragraph.  Schiller’s beneficial ownership of the Common Stock represents 11.4% of the Issuer’s outstanding Common Stock.

Boswell’s beneficial ownership of the Common Stock consists of (1) 859,140 shares of Common Stock by virtue of Boswell’s interest in PDP, (2) 200,000 shares of Common Stock owned directly by Boswell, and (3) 280,000 shares of Common Stock that Boswell may acquire upon exercise of options that are currently exercisable.  Boswell’s beneficial ownership of the Common Stock represents 8.8% of the Issuer’s outstanding Common Stock.

Hardisty’s beneficial ownership of the Common Stock consists of (1) 862,000 shares of Common Stock owned directly by Hardisty, and (2) 300,000 shares of Common Stock that Hardisty may acquire upon exercise of options that are currently exercisable.  Hardisty’s beneficial ownership of the Common Stock represents 7.7% of the Issuer’s outstanding Common Stock.

(b) PDP has sole voting and dispositive power over all 7,740,000 shares of Common Stock beneficially owned by PDP.

Tomlinson shares voting and dispositive power with Schiller and Boswell over the 6,880,860 shares of Common Stock he may be deemed to beneficially own through his interest in PDP.  Tomlinson has sole voting and dispositive power over the remaining 1,079,055 shares of Common Stock he may be deemed to beneficially own.

Boswell shares voting and dispositive power with Schiller and Tomlinson over the 859,140 shares of Common Stock he may be deemed to beneficially own through his interest in PDP.  Boswell has sole voting and dispositive power over the remaining 480,000 shares of Common Stock he may be deemed to beneficially own.

As of the date of this Schedule, Schiller does not have voting or dispositive power over the 1,250,000 shares of Common Stock that he may be deemed to beneficially own in connection with his net profits interest in PDP.  However, upon the conversion of his net profits interest in PDP as described in this Item 5 under (a) above, Schiller will share voting and dispositive power with Tomlinson and Boswell over 1,250,000 shares of Common Stock he may be deemed to beneficially own through his interest in PDP.  Schiller has sole voting and dispositive power over the remaining 500,000 shares of Common Stock he may be deemed to beneficially own.

Hardisty has sole voting and dispositive power over the 1,162,000 shares of Common Stock he may be deemed to beneficially own.

(c)           Other than each Reporting Person’s acquisition of all of his or its shares of Common Stock in connection with the Merger, none of the Reporting Persons has entered into any transactions with respect to the Common Stock within 60 days prior to the date of this Schedule.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Agreement Among Reporting Persons

The Reporting Persons have agreed in writing that this Statement has been filed on behalf of each of them, and such agreement in writing is filed as Exhibit 99.1 to this Schedule and is incorporated herein by reference.

Stock Options

In connection with the Merger, the Issuer assumed all options outstanding under PDTI’s 2004 Stock Incentive Plan (the “PDTI Plan”), and all options to purchase PDTI’s common stock outstanding under the PDTI Plan converted into options to purchase shares of Common Stock.

Under the terms of an Incentive Stock Option Agreement dated as of April 8, 2004, Tomlinson beneficially owns incentive stock options to purchase 300,000 shares of Common Stock at an exercise price of $0.12 per share.  Under the terms of a Nonstatutory Stock Option Agreement dated as of April 8, 2004, Tomlinson beneficially owns nonstatutory stock options to purchase 300,000 shares of Common Stock at an exercise price of $0.12 per share.  All of these options are currently exercisable.

Under the terms of an Incentive Stock Option Agreement dated as of April 8, 2004, Boswell beneficially owns incentive stock options to purchase 480,000 shares of Common Stock at an exercise price of $0.12 per share.  These options will vest in 25% increments over a period of four years commencing on April 8, 2004 such that 25% of these options will first be exercisable on April 8, 2005.

Under the terms of a Nonstatutory Stock Option Agreement dated as of April 8, 2004, Boswell owns nonstatutory stock options to purchase 280,000 shares of Common Stock at an exercise price of $0.12 per share under the PDTI Plan.  All of these options are currently exercisable.

Under the terms of an Incentive Stock Option Agreement dated as of December 2, 2004, Schiller beneficially owns incentive stock options to purchase 500,000 shares of

Common Stock at an exercise price of $1.75 per share. All of these options are currently exercisable.

Under the terms of a Nonstatutory Stock Option Agreement dated as of May 20, 2004, Schiller owns nonstatutory stock options to purchase 50,000 shares of Common Stock at an exercise price of $0.12 per share under the PDTI Plan.  These options will vest in 50% increments over a period of two years commencing on May 20, 2004 such that 50% of these options will first be exercisable on May 20, 2005.

Under the terms of an Incentive Stock Option Agreement dated as of April 8, 2004, Hardisty beneficially owns incentive stock options to purchase 300,000 shares of Common Stock at an exercise price of $0.12 per share.  These options will vest in 25% increments over a period of four years commencing on April 8, 2004 such that 25% of these options will first be exercisable on April 8, 2005.

Under the terms of a Nonstatutory Stock Option Agreement dated as of April 8, 2004, Hardisty owns nonstatutory stock options to purchase 300,000 shares of Common Stock at an exercise price of $0.12 per share.  All of these options are currently exercisable.

The terms of each of the incentive stock option grants described above are set forth in the form of the Incentive Stock Option Agreement which is incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005.  The terms of each of the nonstatutory stock option grants described above are set forth in the form of the Nonstatutory Stock Option Agreement which is incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005.

Regulations of PDP

The Regulations of PDP govern the management of PDP and provide for the sharing ratios and the net profits interest among Tomlinson, Boswell and Schiller.  The Regulations also govern the distribution of any property of PDP among its members.  The description of Schiller’s net profits interest set forth in “Item 5.  Interest in Securities of the Issuer” is incorporated herein by reference.  Tomlinson, as the managing member of PDP, is authorized under the Regulations of PDP to vote and dispose of the shares of Common Stock of PDP.  Tomlinson, Boswell and Schiller, however, have a general understanding that voting and dispositive control over the shares of Common Stock owned by PDP will be exercised according to Tomlinson’s, Boswell’s and Schiller’s ownership interests in PDP.

Tomlinson Standstill Agreement

Tomlinson has entered into a standstill agreement with the Issuer which has the effect of restricting his ability to enter into certain business combinations with the Issuer or to exercise control over the Issuer, other than in connection with the fulfillment of his fiduciary duties as a director of the Issuer, without the approval of the Board of Directors of the Issuer until the earlier of (1) December 31, 2007 or (2) such time as Tomlinson and his affiliates own less than 5% of the voting securities of the Issuer.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
2.1

Agreement and Plan of Reorganization dated as of July 14, 2004, among MedXLink Corp., PDTI Acquisition Corp., Dean Becker, Particle Drilling Technologies, Inc., ProDril Partners LLC and Thomas E. Hardisty (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 14, 2004).

2.2

Amendment No. 1 to the Agreement and Plan of Reorganization dated January 10, 2005, by and among MedXLink Corp., a Nevada corporation, PDTI Acquisition Corp., a Delaware corporation, Dean Becker, Particle Drilling Technologies, Inc., a Delaware corporation, ProDril Partners LLC, a Texas limited liability company, and Thomas E. Hardisty (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2005).

10.1	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005).
10.2	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005).
99.1*	Agreement among Reporting Persons.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2005	PRODRIL PARTNERS LLC

	By:	/s/ PRENTIS B. TOMLINSON
Prentis B. Tomlinson
Managing Member

Dated: January 24, 2005	/s/ PRENTIS B. TOMLINSON
Prentis B. Tomlinson

Dated: January 24, 2005	/s/ J. CHRIS BOSWELL
J. Chris Boswell

Dated: January 24, 2005	/s/ JOHN D. SCHILLER
John D. Schiller

Dated: January 24, 2005	/s/ THOMAS E. HARDISTY
Thomas E. Hardisty